Lacher McDonald & Co., CPAs
Certified Public Accountants, P.A.
Members Amer9ican Institute of Certified Public Accountants

     This letter indicated our consent to the use of our Independent Auditors' Report of Brounley Associates, Inc., for the year ending December 31, 1997 under date of October 19, 1998 (except for Note 9, as to which the date is March 2, 1999 and Note 10 as to which the date is July 17, 1999) as part of the Form 8-K filing of Toups Technology Licensing, Inc reporting the Brounley Associates, Inc. acquisition to the Securities and Exchange Commission.

     This consent is limited to the use of our Independent Auditors' Report as part of the above referenced Form 8-K filing only.

S/S Lacher McDonald & Co., CPAs by Carl J. Lacher, CPA